

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

March 24, 2016

David T. Zhang, Esq.
Kirkland & Ellis
26th Floor, Gloucester Tower
The Landmark
15 Queen's Road, Central
Hong Kong

      Re: eLong, Inc.
               Schedule 13E-3 filed by eLong, Inc., et al.
               Filed February 26, 2016
               File No. 005-80401

Dear Mr. Zhang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3

Exhibit (a) – (1)

Special Factors, page 28

Background of the Merger, page 28

1. The second paragraph in this section states that the board of directors and senior management have "periodically reviewed strategic alternatives that may be available to the Company." Here or later in the proxy statement, list the alternatives considered, when they were considered, and why they were rejected in favor of this going private

transaction. See Item 1013(b) of Regulation M-A.

2. In the following paragraph on page 28, identify the member of the Company's management that met with Tencent representatives in July 2015 and disclose who initiated this meeting.

3. Refer to our last comment above. Provide the specific date or dates for these meetings.

4. Explain why the board appointed Mr. Adam Zhao to the board on August 17, 2015. Was this related to the consideration of this merger transaction?

5. Discuss why each filing person decided to undertake the transaction now as opposed to other times in eLong, Inc.'s history. Consider Instruction 1 to Item 1013 of Regulation M-A in drafting your disclosure. We note some disclosure under "Buyer Group's Purpose of and Reasons," at page 51 and "Alternatives to the Merger," at page 55, but please expand your discussion.

6. We note the disclosure on pages 32 and 33 that the special committee requested a price increase. Please disclose the actual price increase that was asked for by the special committee or advise.

7. Please refer to the first full paragraph on page 34. We note your disclosure regarding various presentations of Duff & Phelps. Please note that each and every report, opinion, consultation, proposal or presentation, whether oral or written, received by any filing person their affiliates or representatives, constitutes a report within the meaning of Item 1015 of Regulation M-A, as required by Item 9 of Schedule 13E-3. Revise to summarize all the presentations made by third parties during the course of the meetings described, and file any exhibits pursuant to Item 9 of Schedule 13E-3. Also, any written documentation furnished along with any oral presentation should be filed and summarized in a similar fashion.

8. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. The fact that some of those factors were not considered, or were considered but granted little weight in the context of this particular transaction, may be important disclosure for shareholders. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise the disclosure to discuss why any omitted factor(s) were not deemed material or relevant here, or any limitations the parties imposed on such factors in considering them in assessing fairness. We note, for example, that the factors considered by the Board do not appear to include the factors described in clauses (ii), (vi) and (viii) of Instruction 2 to Item 1014. For example, the reference to "historical market prices" on page 35 does not appear to reference prices for any periods prior to July 31, 2015 and the reference to "historical prices" on page 39 only indicates

that the Board "considered the 'historical market prices' of the ADSs" without any additional detail.

9. Similarly, the preceding comment applies to the fairness determination of the Buyer Group with respect to clause (vi) of Instruction 2 to Item 1014 and Item 1014(c). With respect to clause (vi), please note that Item 1014 requires the Buyer Group to discuss whether the consideration offered in the going-private transaction constitutes fair value in relation to purchase prices paid by certain members of the Buyer Group disclosed on page 104. In addition, if the procedural safeguard in Item 1014(c) was not considered, please explain why the Buyer Group believes the proposed merger is procedurally fair in the absence of such safeguard. If the Buyer Group based its fairness determination on the analysis and discussion of these factors undertaken by the Special Committee and the Board, then the Buyer Group must expressly adopt the factors and fairness analysis as its own. See Question 20 of the Exchange Act Release No. 17719 (April 13, 1981). Please revise accordingly.

Reasons for the Merger, page 35

10. On page 35, summarize the challenges the board of directors recognized to increasing shareholder value as an independent publicly traded company that led it to recommend the proposed going-private merger as an alternative.

11. Refer to the second bullet point on page 36. Explain the "recent economic conditions in the PRC" that the filing persons considered in recommending the proposed merger.

12. On the same page, explain the "increased costs of regulatory compliance for public companies." Explain what regulations you are referencing and when they increased.

Certain Financial Projections, page 41

13. We note the disclosure in the second to last paragraph that the projections were based on numerous assumptions and estimates of future events. Please disclose these assumptions and estimates, and summarize any limitations on these assumptions. Refer to Item 10(b)(3) of Regulation S-K.

14. We note the inclusion of cautionary language that reads in relevant part, "the Company undertakes no obligations to update…even in the event that any or all of the assumptions underlying the financial projections are shown to be in error or change, except to the extent required by applicable federal securities law." While you can include appropriate limiting language on the reliability of the forecasted information, it is inappropriate to disclaim any responsibility to update material disclosure. Please revise.

Effect of the Merger on the Company's Net Book Value and Net Earnings, page 54

15. Please supplement the table on page 55 to provide the information described in Instruction 3 of Item 1013(d) with respect to each filing person individually.

Security Ownership of Certain Beneficial Owners, page 106

16. Please provide the information required by Item 1008(a) of Regulation M-A for Tencent Asset Management Limited, Seagull Limited, Luxuriant Holdings Limited and Oasis Limited.

17. We note in footnote 3 that Mr. Zheng is the sole shareholder and sole director of Fortune, the general partner of Ocean Voyage, the general partner of Ocean Imagination, a principal shareholder of the Company, yet Mr. Zheng has zero percent voting power and zero percent ownership in the Company in the table. Please revise or advise.

Opinion of Duff & Phelps LLP as Financial Advisor, Annex B

18. See our comment above. We note the statement on page B-3 that Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters in its analysis and in connection with the preparation of its opinion. Please summarize these assumptions where you summarize the opinion.

19. We note the statement on page B-5 that the opinion "is solely that of Duff & Phelps, and Duff & Phelps' liability in connection with this Opinion shall be limited in accordance with the terms set forth in the engagement letter" and that the opinion "is confidential, and its use and disclosure is strictly limited in accordance with the terms set forth in the Engagement Letter." Please disclose that Duff & Phelps has consented to the use of the opinion in the document and provide us with a copy of the engagement letter with Duff & Phelps. We may have further comment.

Exhibit (c) – (2)

20. Please confirm that Duff & Phelps has consented to the inclusion of their discussion materials as an exhibit to the Schedule 13E-3. Also, parts of the filed version of this exhibit are difficult to read. Please refile.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ada D. Sarmento at (202) 551-3798, Christina Chalk, Office of Mergers and Acquisitions, at (202) 551-3263, or me at (202) 551-3210 with any questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor
Office of Transportation and Leisure